UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No.  5)
                                             ---

                         Delta Woodside Industries, Inc.
            ---------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
            ---------------------------------------------------------
                           (Title Class of Securities)

                                   247909 10 4
            ---------------------------------------------------------
                                 (Cusip Number)

            Bettis C. Rainsford, 108  Courthouse Square, P.O. Box 388
            ---------------------------------------------------------
               Edgefield, South Carolina 29824     (803) 637-5304
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 1999
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13(d)-1(f) or 13(d)-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  247909  10  4      SCHEDULE  13D


1.    NAME  OF  REPORTING  PERSON
      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON  (ENTITIES  ONLY)

              BETTIS  C.  RAINSFORD
              ###-##-####
2.    CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]
                                                                        (b) [  ]
3.    SEC  USE  ONLY

4.    SOURCE  OF  FUNDS*

5.    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS  2(D)  OR  2(E)                                                [  ]

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      UNITED  STATES

NUMBER  OF
SHARES                  7.    SOLE  VOTING  POWER
BENEFICIALLY                  3,193,400     (13.4%)
OWNED  BY               8.    SHARED  VOTING  POWER
EACH                          -0-
REPORTING               9.    SOLE  DISPOSITIVE  POWER
PERSON                        3,193,400     (13.4%)
WITH:                  10.    SHARED  DISPOSITIVE  POWER
                              -0-

11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      3,193,400
12.   CHECK  BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]
13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      13.4%
14.   TYPE  OF  REPORTING  PERSON*
      IN


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
                         SCHEDULE 13D - AMENDMENT NO. 5
                         ------------------------------

     The undersigned hereby amends the Statement on Schedule 13D, dated November 15, 1989 (filed November 27, 1989), as amended (the "Statement"), filed by the undersigned, relating to the shares of Common Stock (the "Common Stock"), of Delta Woodside Industries, Inc., a South Carolina corporation (the "Company"), as set forth below. Notwithstanding such amendment, each prior text of the Statement speaks as of the date thereof. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

ITEM  2.     IDENTITY  AND  BACKGROUND

     Item  2(c)  is  hereby  amended  in  its  entirety  as  follows:

     Until October 1, 1999, Mr. Rainsford was the Executive Vice President, Treasurer and Chief Financial Officer of the Company. Mr. Rainsford continues to be a director of the Company.

     Mr. Rainsford also currently serves as the President of the Rainsford Development Corporation.

ITEM  4.     PURPOSE  OF  THE  TRANSACTION

     The following information replaces in full the material previously set forth under Item 4:

     Mr. Rainsford has owned most of the Common Stock of the Company that he currently owns for more than ten years. Mr. Rainsford is filing this amendment to disclose the fact that Mr. Rainsford is considering the possibility of making an offer to purchase those shares of the Common Stock of the Company that he does not currently own. The terms and financing for any such offer have not yet been established by Mr. Rainsford.

     Mr. Rainsford is considering making this offer because of his strong disagreement with the recently announced decision by the Board to spin-off Delta Apparel Company and Duck Head Apparel Company. Mr. Rainsford has significant concerns regarding the tax ramifications to the Company's shareholders of the recently announced spin-offs as well as significant concerns regarding the value and liquidity of the spun-off shares after the spin-off.

     The Board of Directors of the Company was aware of Mr. Rainsford's strong disagreement with the recently announced spin-offs as well as the possibility of his making an offer to purchase the Company prior to its adoption on December 9, 1999, of new Bylaws containing anti-takeover provisions and an anti-takeover Shareholder Rights Plan. Mr. Rainsford strongly objected to the adoption of these measures.

     In his capacity as an officer, director and significant Shareholder of the Company, Mr. Rainsford has discussed and proposed, a variety of alternatives as to how best to restructure the Company. If certain alternatives proposed by Mr. Rainsford are pursued and consummated, such a transaction could result in a substantial change in the Company's corporate organization and operations, including particularly the possible sale of the Delta Apparel and/or the Duck Head divisions.

     Mr. Rainsford may modify or change his intentions based upon developments in the Company's business, discussions with the Company, actions of management or a change in market or other conditions or other factors. Mr. Rainsford will continually consider modifications of his position, or may take other steps, change his intentions, or trade in the Company's securities at any time, or from time to time.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

      The following information replaces in full the material previously set forth under Items 5(a), 5(b), 5(c), and 5(d):

     a.     Aggregate number and percentage of class of securities  beneficially
            --------------------------------------------------------------------
            owned by  reporting  person:
            ----------------------------

                        Number  of  Shares               Percentage
                        ------------------               ----------
                            3,193,400*                      13.4%

     *Includes 47,945 shares held by The Edgefield County Foundation, a charitable trust, as to which shares Mr. Rainsford holds sole voting and investment power but disclaims beneficial ownership, and approximately 167 shares allocated to the account of Mr. Rainsford in the 401(k) Plan, for which Mr. Rainsford has the right to direct the trustee of the 401(k) Plan as to how to vote.

     b.     Number  of  shares  as  to  which  there  is:
            ---------------------------------------------

           (i)     Sole  power  to  vote  or  to  direct  the  vote:
                   -------------------------------------------------

                   3,193,400

           (ii)    Shared  power  to  vote  or  direct  the  vote:
                   -----------------------------------------------

                   -0-

           (iii)   Sole  power  to  dispose  or  to  direct  the  disposition:
                   -----------------------------------------------------------

                   3,193,400

           (iv)    Shared  power  to  dispose  or  to  direct  the  disposition:
                   -------------------------------------------------------------

                   -0-

           (v)     Parties  with  whom  stock  powers  are  shared:
                   ------------------------------------------------

                   Not  applicable.


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
     c.     Description of transactions in  the  class  of  securities  effected
            --------------------------------------------------------------------
            since the last  filing or  the last 60 days (whichever is the lesser
            --------------------------------------------------------------------
            of the two time periods):
            ------------------------

                   On October 18, 1999, Mr. Rainsford acquired 4,302 shares of the Common Stock from the Company. These shares were part of a 1999 award grant to Mr. Rainsford under the Company's Incentive Stock Award Plan. These shares were acquired from the Company for $0.01 per share.

     d.     Statement  regarding right of any other person  to  receive  or  the
            --------------------------------------------------------------------
            power of any  other  person to direct the receipt of dividends from,
            --------------------------------------------------------------------
            or the proceeds from the  sale  of,  such  securities:
            -----------------------------------------------------

                   Item  5(d)  is  hereby  amended  in  its entirety as follows:

            Mr. Rainsford has pledged a total of 2,757,986 shares of Common Stock to three commercial banks, Carolina First Bank, Regions Bank and SouthTrust Bank, N.A., as security for certain loans. Under the loan agreements, in certain circumstances, the Banks have the right to receive proceeds from the sale of the shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      As discussed in Item 5, Mr. Rainsford has pledged a total of 2,757,986 shares of Common Stock to three commercial banks, Carolina First Bank, Regions Bank and SouthTrust Bank, N.A., as security for certain loans.

     After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.





                                       /s/   Bettis  C.  Rainsford
                                   ------------------------------------
                                             Bettis  C.  Rainsford



Dated  as  of:  December  14,  1999


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